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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)

RESIGNATION OF CHIEF OPERATING OFFICER

Semiconductor Manufacturing International Corporation (the “Company”) announces that Dr. Simon Yang has resigned as Chief Operating Officer of the Company with effect from 5 September 2011.

The Company will take steps to arrange for the appointment of chief operating officer of the Company as soon as practicable.

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director of the Company; Chen Shanzhi, Gao Yonggang, Professor Lawrence Juen-Yee Lau and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu Chief Executive Officer Executive Director

Shanghai, 15 August 2011